FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 06, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒     Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

According to the recommendations of CEO Tony Maher the following persons were appointed by the WBD Foods Board of Directors on Management Board: Silviu Eugeniu Popovici and Grant Edward  Winterton.

The following persons comprise the WBD Foods Management Board: Tony Denis Maher (CEO), Dmitry A. Anisimov, Vera V. Eliseeva, Marina G. Kagan, Gennady K. Krainov, Oleg E. Kuzmin, Silviu Eugeniu Popovici, Grant Edward  Winterton.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry A. Anisimov

Name: Dmitry A. Anisimov

Title: Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:      June 06, 2007